

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act
P.E. 11-3-06



06066230

December 21, 2006

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/21/2006

Re: Hewlett-Packard Company
Incoming letter dated November 3, 2006

Dear Ms. Goodman:

This is in response to your letter dated November 3, 2006 concerning the shareholder proposal submitted to HP by Nick Rossi. We also have received letters on the proponent's behalf dated November 27, 2006 and December 11, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

47217

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

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agoodman@gibsondunn.com

November 3, 2006

Direct Dial
(202) 955-8653

Client No.
C 38126-00456

Fax No.
(202) 530-9677

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Stockholder Proposal of Nick Rossi, Custodian for Katrina Wubbolding*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Hewlett-Packard Company ("HP"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Stockholders Meeting (collectively, the "2007 Proxy Materials") a stockholder proposal and a statement in support thereof (the "Proposal") received from Mr. Nick Rossi, custodian for Katrina Wubbolding (the "Proponent"), who has appointed Mr. John Chevedden to be his representative for all issues pertaining to the Proposal.

The Proposal requests that the Board "adopt a rule that [the] Board subject any future poison pill to shareholder vote, as a separate ballot item, as soon as possible." The Proposal further states that "[i]t is essential to this proposal that it be adopted through bylaw or charter inclusion and that a sunset on a poison pill will not substitute for a shareholder vote." A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. On behalf of our client, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(10) because HP has substantially implemented the Proposal.

Alternatively, if the Staff does not concur that the Proposal may be excluded under Rule 14a-8(i)(10), HP requests the Staff's concurrence that certain portions of the supporting statement may be excluded pursuant to Rule 14a-8(i)(3) because they contain statements that are irrelevant to a consideration of the subject matter of the Proposal and are materially false and misleading in violation of Rule 14a-9.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before HP files its definitive 2007 Proxy Materials with the Commission. On behalf of HP, we hereby agree to promptly forward to the Proponent's representative any Staff response to this no-action request that the Staff transmits by facsimile to HP only.

Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. We understand that the Staff has not interpreted Rule 14a-8 to require proponents to provide HP and its counsel a copy of any correspondence that the proponent submits to the Staff. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless specifically confirmed to the Staff that HP or its undersigned counsel have timely been provided with a copy of the correspondence.

ANALYSIS

I. Introduction

The Proposal relates to stockholder rights plans, which are sometimes referred to as "poison pills." To be consistent with the Proponent's terminology, we will use the term "poison pill" in this letter. HP does not currently have a poison pill in place and currently has no intention of adopting a poison pill. On July 21, 2003, HP's Board of Directors announced that it had adopted a policy that HP will submit any poison pill to a stockholder vote, subject only to the ability of the Board to act on its own to adopt a rights plan if the Board, exercising its fiduciary duties under Delaware law, determines that such a submission would not be in the best interests of stockholders under the circumstances (the "HP Policy"). A description of the HP Policy, as set forth in HP's proxy statement and form of proxy for its 2004 Annual Stockholders Meeting, is attached hereto as Exhibit B. The Staff previously concurred that HP could exclude from its 2004 proxy statement a similar poison pill stockholder proposal submitted by the Proponent because the HP Policy substantially implemented such proposal pursuant to Rule 14a-8(i)(10). *See Hewlett-Packard Co.* (avail. Dec. 24, 2003).

II. Rule 14a-8(i)(10) And Poison Pill Shareholder Proposals

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Exchange Act

Release No. 12598 (July 7, 1976) (the "1976 Release"). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091, at § II.E.5. (Aug. 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules, which (among other things) implemented the current Rule 14a-8(i)(10), reaffirmed this position. *See Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a stockholder proposal need only be "substantially implemented," not "fully effected."

The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, Rule 14a-8(i)(10) permits exclusion of a stockholder proposal when a company has implemented the <u>essential objective</u> of the proposal, even where the manner by which a company implements a proposal does not precisely correspond to the actions sought by a stockholder proponent. *See* the 1983 Release; *AMR Corporation* (avail. Apr. 17, 2000); *Masco Corporation* (avail. Mar. 29, 1999); *Erie Indemnity Company* (avail. Mar. 15, 1999).

The Proposal is the most recent variation in a line of proposals that have been submitted to many companies by stockholders who designated Mr. Chevedden as their representative. Over the last several years, dozens of public companies have determined to redeem or not to renew poison pills.[1] In addition, companies that redeemed their poison pills and companies that did not have a poison pill in place have adopted policies to the effect that the company will not adopt a poison pill unless that pill is submitted to a stockholder vote. As a result of these corporate governance initiatives by companies, the Staff has in approximately 54 instances over

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[1] For example, 155 companies have redeemed their poison pills since January 1, 2003, including 55 companies in the S&P 500. *See* SharkRepellent.net (searched on November 1, 2006).

the last three years granted no-action relief under Rule 14a-8(i)(10) (including to HP) with respect to similar proposals submitted by stockholders (the majority of whom had designated Mr. Chevedden as their representative) when the companies have adopted corporate governance policies similar to the HP Policy. *See, e.g., Sun Microsystems, Inc.* (avail. Sept. 12, 2006); *RadioShack Corporation* (avail. Mar. 14, 2006); *Tiffany & Co.* (avail. Mar. 14, 2006); *Verizon Communications Inc.* (avail. Feb. 16, 2006); *Sempra Energy* (avail. Jan. 25, 2006); *General Motors* (avail. Mar. 14, 2005); *Morgan Stanley* (avail. Feb. 14, 2005), *Allegheny Energy Co.* (avail. Mar. 9, 2005); *The Boeing Co.* (avail. Mar. 9, 2005); *The Home Depot, Inc.* (avail. Mar. 7, 2005); *Electronic Data Systems Corp.* (avail. Mar. 2, 2005); *Genuine Parts Co.* (avail. Jan. 3, 2005); *Kimberly-Clark Corp.* (avail. Dec. 22, 2004); *Southwest Airlines Co.* (avail. Mar. 31, 2004) (Recon.); *Borders Group, Inc.* (avail. Mar. 1, 2004); *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (Recon.); *Bank of America Corp.* (avail. Mar. 1, 2004); *Honeywell International Inc.* (avail. Jan. 27, 2004); *Citigroup* (avail. Feb. 25, 2003).

III. The Proposal Is Excludable Pursuant To Rule 14a-8(i)(10) Because The HP Policy Substantially Implements The Proposal

We believe that the HP Policy substantially implements the Proposal and that, accordingly, the Proposal properly may be excluded from the 2007 Proxy Materials in reliance upon Rule 14a-8(i)(10). Specifically, the HP Policy requires that any poison pill be submitted to a stockholder vote *before* adoption or extension, unless the Board in the exercise of its fiduciary duties determines that adopting the poison pill without the delay required to seek a stockholder vote is in the best interests of HP and its stockholders (referred to herein as a "fiduciary out"). As further described in the opinion of Delaware counsel, Potter Anderson & Corroon LLP, which is attached hereto as Exhibit C, the limited fiduciary out provision contained in the HP Policy is required under Delaware law to satisfy the fiduciary duties of the directors. As this opinion states in relevant part:

> [I]n the absence of a "fiduciary out" in the [HP] Policy, if the Company's Board of Directors were to determine that adopting a rights plan in response to a takeover threat was in the best interests of the Company and its stockholders, and the most effective (or potentially the only effective) means to address such threat, the Board would nevertheless be required to delay that response while it placed the defensive measure before the stockholders for a vote. Because it is precisely when the Company faces a significant threat to corporate policy and effectiveness, such as unfair or inequitable hostile acquisition tactics, that the directors' judgment and ability to react promptly and effectively is most important, it is our view that the failure to preserve in the Board the flexibility to exercise its fiduciary duties in that period before the question of whether to adopt a poison pill can be put to a stockholder vote would be inconsistent with Delaware statutory and common law because it would substantially restrict the Company's Board of

Directors in exercising the statutory and fiduciary duty to exercise its independent, good faith business judgment in evaluating and responding to certain extraordinary corporate events – a matter that lies at the heart of the managerial prerogative vested in the Board of Directors by Section 141(a) of the DGCL.

Given the conclusion of Delaware counsel that the fiduciary out in the HP Policy is required by Delaware law, the Board has addressed the underlying concerns of the Proposal to the maximum extent permitted by law. Moreover, the Staff has permitted the exclusion of similar proposals, on a substantially implemented basis, to companies that have determined that the "fiduciary out" is required under Delaware law. *See, e.g., RadioShack Corporation* (avail. Mar. 14, 2006); *Tiffany & Co.* (avail. Mar. 14, 2006); *The Home Depot, Inc.* (avail. Mar. 7, 2005); *Hewlett-Packard Co.* (avail. Dec. 24, 2003).

IV. The HP Policy Substantially Implements The Proposal Even Though It Is Not Included In HP's Amended and Restated Bylaws or Certificate of Incorporation

As noted above, for purposes of deciding whether a company's actions substantially implement a stockholder proposal under Rule 14a-8(i)(10), the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. March 28, 1991). The Staff's determination that companies could exclude various versions of proposals similar to the Proposal demonstrates the Staff's repeated concurrence that the essential objective of the Proposal is preventing HP from adopting or maintaining a poison pill unless it has been submitted to a vote of stockholders. The HP Policy achieves this objective because it requires stockholder approval of poison pills (except for those adopted pursuant to the "fiduciary out," as discussed above). Thus, HP's policies, practices and procedures under the HP Policy "compare favorably" with those sought under the Proposal, because the HP Policy implements the essential objective of the Proposal.

The primary difference between the Proposal and the HP Policy is the manner in which the HP Policy was implemented – through a Board-approved policy rather than an amendment to HP's Amended and Restated Bylaws or Certificate of Incorporation. We believe that this variation is not a valid basis for distinguishing the HP Policy from the Proposal, because the Staff has recognized, as discussed below, that proposals can be "substantially implemented" by means other than that requested by the proponent.

A. Shareholder Proposals Can Be Substantially Implemented By Means Other Than That Requested By The Proponent

Commission statements and Staff precedent with respect to Rule 14a-8(i)(10) confirm that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved. For example, when it initially adopted the predecessor of Rule 14a-8(i)(10), the Commission specifically determined not to require that a proposal be implemented "by the actions of management," observing, "it was brought to the attention of the Commission by several commentators that mootness can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes and supervening corporate events." The 1976 Release. The focus of Rule 14a-8(i)(10) is on whether "particular policies, practices and procedures compare favorably" with those requested under the proposal, and not on the means of implementation. This was recently highlighted in an Intel Corp. no-action letter (avail Feb. 14, 2005). The company had received a proposal asking that it "establish a policy" of expensing all future stock options. The company argued that the proposal had been substantially implemented through FASB's adoption of Statement 123(R), requiring the expensing of stock options. Although the proponent asserted that adoption of the accounting standard was different than company adoption of a policy as requested under the proposal, the Staff concurred that the new accounting rule had substantially implemented the proposal. *See also Sun Microsystems, Inc.* (avail. Sept. 12, 2006) (concurring that a proposal, similar to the Proposal, requesting stockholder approval of a poison pill through charter or bylaw inclusion had been substantially implemented through the company's adoption of a policy).

The HP Policy fully effectuates the Proposal because, regardless of whether embodied in a corporate governance policy, a bylaw or a charter provision, the HP Policy would operate in the same manner. Under Delaware law, only a company's board of directors has the ability to implement a poison pill. The HP Policy responds to and implements the Proposal by setting forth a process that must be followed by HP's Board in considering and, if it determines to do so, implementing a poison pill. This process will be the same regardless of whether it is set forth in a corporate governance policy, bylaw or certificate of incorporation: HP's Board will adopt a poison pill only if it first submits the poison pill to a stockholder vote, unless the Board determines, in the exercise of its fiduciary duties, that, due to timing concerns, it is in the best interests of the company's stockholders to adopt a poison pill without delay. The attached legal opinion from Potter Anderson & Corroon LLP (Exhibit C) confirms that under Delaware law, the Board's duties, process and analysis under the HP Policy is the same regardless of whether the HP Policy is set forth in a corporate governance policy or in HP's Amended and Restated Bylaws or Certificate of Incorporation.

B. Granting No-Action Relief Is Consistent With The History, Purpose And Application Of Rule 14a-8(i)(10)

Granting no-action relief with respect to the Proposal would be consistent with the history and purpose of Rule 14a-8(i)(10) because, in adopting the Rule, the Commission rejected a "formalistic" approach. The purpose of this exclusion, as articulated by the Commission, is "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." The 1976 Release. In the case of the Proposal, HP has acted favorably upon the matter through the HP Policy, and thus, stockholders should not have to consider the Proposal.

The review of the administrative history of Rule 14a-8(i)(10) set forth in Section II above illustrates the extent to which the Commission intended to reject a "formalistic" approach to this basis for excluding stockholder proposals. Moreover, the Proposal's statement that "[i]t is essential to this proposal that it be adopted through bylaw or charter inclusion" does not create a basis for distinguishing the Proposal from the approximately 54 times in the last three years where the Staff concurred that company policies similar to the HP Policy substantially implemented stockholder proposals similar to the Proposal. The operation of the HP Policy and the Board's processes and fiduciary duties under the HP Policy are identical regardless of where the HP Policy is embodied. *See, e.g., Consumers Bancorp, Inc.* (avail. Aug. 11, 2003) (concurring that the company substantially implemented a proposal requesting that directors of the company and its subsidiaries "not be compensated for service on the Board or its Committees" where the boards of the company and the subsidiaries passed resolutions eliminating all such compensation, even though they could restore such compensation in the future).

We recognize that there have been instances in the past where the Staff has not concurred that a company could exclude a proposal that requested that a governance change be effected through a bylaw or certificate of incorporation when the company sought to effect the change through another mechanism. *See, e.g., Lucent Technologies Inc.* (avail. Oct. 28, 2004) (company policy providing for stockholder approval of golden parachutes did not substantially implement a stockholder proposal requesting a bylaw to that effect); *PG&E Corp.* (avail. Feb. 28, 2002) (company policy on confidential voting did not substantially implement a stockholder proposal requesting that the company amend its bylaws to require confidential voting). However, as discussed below, we believe that this distinction is inconsistent with the Commission's rejection of a "formalistic" approach to the substantially implemented exclusion in Rule 14a-8(i)(10). HP's Board, in the exercise of its fiduciary duties, determined that the best method of addressing the matter was to maintain the HP Policy rather than amend HP's Amended and Restated Bylaws or Certificate of Incorporation. This distinction does not warrant HP's stockholders having to address the matter that has "already been favorably acted upon by management." 1976 Release. Moreover, various Commission rules and securities market listing standards recognize that significant corporate governance practices and provisions may be implemented by means other than a company's bylaws or certificate of incorporation (*e.g.* committee charters and corporate governance guidelines).[2]

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[2] *See* Item 7(d) of Schedule 14A (relating to disclosure of nominating and audit committee charters); NYSE Listed Company Manual, § 303A.09 (2004) (relating to adoption and disclosure of companies' corporate governance guidelines).

C. Denial Of No-Action Relief Would Render Rule 14a-8(i)(10) A Nullity

In adopting amendments to the predecessor of Rule 14a-8(i)(10), the Commission expressly rejected a "formalistic" approach. It was concerned that proponents were successfully convincing the Staff to permit inclusion of proposals when the policy or practice implemented by the company differed from the proposal by only a few words. *See* The 1983 Release. This is exactly the result that will be achieved if the Proponent is permitted to include the Proposal in HP's 2007 Proxy Materials. In the future, proponents will merely reference possible inclusion of a proposal's subject matter in a company's bylaws or certificate of incorporation and thereby evade the intent of Rule 14a-8(i)(10). Stockholders will then be forced to consider matters that "have already been favorably acted upon by the management" or Board of Directors. *See* 1976 Release.

V. The Supporting Statement Contains Statements That Are Excludable Under Rule 14a-8(i)(3)

Should the Staff not concur that the Proposal is excludable under Rule 14a-8(i)(10) as set forth above, we respectfully request that the Staff concur in the exclusion of parts of the supporting statement in accordance with Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits the exclusion or revision of a stockholder proposal or supporting statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations (including Rule 14a-9, which prohibits materially false or misleading statements).

In Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"), the Staff clarified its views regarding when modification or exclusion of a stockholder proposal or supporting statement is appropriate under Rules 14a-8(i)(3) and 14a-9. Specifically, modification or exclusion is appropriate when, among other things:

- substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote; and

- the company demonstrates objectively that a factual statement is materially false or misleading.

Under these standards, we believe that a substantial portion of the supporting statement to the Proposal should be excluded as both irrelevant to the subject matter of the Proposal and materially false and misleading, as discussed below.

We believe that the bulk of the supporting statement (four paragraphs) are fully excludable under Rule 14a-8(i)(3) for containing statements that are unrelated and irrelevant to the Proposal. This language of the supporting statement that we believe is irrelevant begins with the sentence: "For instance, a proposal that seeks access to H-P's proxy in order to allow shareholders groups more say in who gets on the H-P board has been submitted for the 2007 annual meeting," and continues through the remainder of that paragraph and the three full paragraphs immediately thereafter.

This portion of the supporting statement is wholly unrelated to the Proposal, which addresses Board and stockholder action with respect to poison pills. The first paragraph, for example, discusses another stockholder proposal that was submitted for inclusion in the 2007 Proxy Materials that relates to a process for submitting nominations to the Board. This paragraph is completely irrelevant to the subject matter of the Proposal, which requests that any future poison pill be put to a stockholder vote. Further, the Proponent's discussion of another stockholder proposal could be misleading to HP's stockholders "such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." SLB 14B. Moreover, the Proponent's use of the supporting statement to discuss another stockholder proposal is an abuse of the proposal process as it essentially serves as an additional supporting statement for such other proposal. Rule 14a-8(a) states that a "shareholder proposal is *your* recommendation . . . that the company and/or its board of directors take action" (emphasis added). Permitting a proponent to use his or her supporting statement to discuss another's proposal presents the opportunity for collusion and evisceration of the 500 word limit for stockholder proposals and supporting statements in Rule 14a-8(d).

The second through fourth paragraphs above also are unrelated to the subject matter of the Proposal, in that these paragraphs express the Proponent's views on recent issues surrounding HP's Board. The Proposal requests that HP "adopt a rule that [the] Board subject any future poison pill to shareholder vote." In contrast, the second and third paragraphs cite to the opinions of certain corporate governance experts relating to the composition of the Board. The fourth paragraph discusses the Proponent's views on one of HP's outside attorneys. These statements are completely irrelevant in the context of the Proposal, and would serve to mislead stockholders by confusing the matter on which they are being asked to vote. *See* SLB 14B. Neither the Proposal nor the Proponent's supporting statement clarifies how these paragraphs are in any way related to the subject matter of the Proposal, a request that any future poison pills be put to a stockholder vote. Thus, the information contained in these paragraphs is "irrelevant to the subject matter of" the Proposal and may be excluded pursuant to Staff Legal Bulletin No. 14 (July 13, 2001).

As noted above, the Staff has stated that a company may exclude or modify a stockholder proposal where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." SLB 14B. Moreover, the Staff has concurred on numerous occasions that where some or all of the supporting statement is unrelated to the stockholder proposal, those portions or the entire supporting statement are excludable under Rule 14a-8(i)(3). For example, in *Exxon-Mobil* (avail. Mar. 27, 2002), the Staff addressed a supporting statement in a proposal that requested "that the Board Compensation Committee . . . consider non-financial factors, including social and environmental concerns, in determining compensation for top executives." In that context, the Staff concurred with the exclusion of portions of the supporting statement in which the proponents discussed their views on certain statements made by the company and its CEO regarding global warming. The company argued that exclusion of this language was appropriate under Rule 14a-8(i)(3) because the statements were not related to compensation disparities or to the consideration of social and environmental factors in the determination of executive compensation. The Staff concurred that the irrelevant statements in the supporting statement could be excluded under Rule 14a-8(i)(3) because they appeared to be false and misleading under Rule 14a-9. *See also Freeport-McMoRan Copper & Gold Inc.* (avail. Feb. 22, 1999) (proposal excludable unless revised by the proponent to delete discussion of a *Wall Street Journal* article regarding alleged conduct by the company's chairman and directors that was irrelevant to the proposal's subject matter).

Alternatively, if the Staff does not concur that these four paragraphs of the supporting statement are excludable, we request that the Staff concur that a specific statement included therein may be deleted from the supporting statement pursuant to Rule 14a-8(i)(3). SLB 14B states, in relevant part, "reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate" where "the company demonstrates objectively that a factual statement is materially false or misleading." The Proponent's assertion that four funds from the states of New York, Connecticut and North Carolina plus the American Federation of State, County and Municipal Employees (AFSCME) "own a combined 30 million H-P shares" is incorrect. This assertion is clearly contradicted by the beneficial ownership information provided to HP by each of the funds, which indicates that the funds' combined ownership is less than 20 million shares. A copy of this proposal, as well as the supporting beneficial ownership information, is attached hereto as Exhibit D. Thus, this statement must be removed from the supporting statement because it is materially false and misleading.

As stated above, we believe that these four paragraphs are irrelevant to the subject matter of the Proposal and which, if included in the 2007 Proxy Materials, would prove confusing and potentially misleading to the Company's stockholders. Therefore, if the Staff determines that omission of the Proposal in its entirety is not warranted under Rule 14a-8(i)(10), we believe that the Staff should concur that the four paragraphs of the supporting statement discussed above can be omitted in their entirety as irrelevant to the subject matter of the Proposal. Alternatively, if the Staff determines that the four paragraphs may not be deleted, we request that the Staff concur that HP may exclude the sentence referencing the funds' beneficial ownership, as that sentence is materially false and misleading under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if HP excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Lynda M. Ruiz, HP's Legal Counsel, at (650) 857-3760.

Sincerely,



Amy L. Goodman

ALG/eai/jlk
Enclosures

cc: Lynda M. Ruiz, Hewlett-Packard Company
David Ritenour, Hewlett-Packard Company
John Chevedden

100097645_6.DOC

Exhibit A

Nick Rossi, Custodian Katrina Wibbelding

P.O. Box 249
Boonville, CA 95415

Mr. Mark Hurd
Chairman
Hewlett-Packard Company (HPQ)
3000 Hanover Street
Palo Alto, CA 94304
PH: 650-857-1501
FX: 650-857-5518

Rule 14a-8 Proposal

Dear Mr. Hurd,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge this proposal within 14-days.

Sincerely,

Nick Rossi

Nick Rossi

9/19/06
Date

cc: Ann Baskins
Corporate Secretary
FX: 650-236-1450
Fax: (650) 857-4837
Lynda M. Ruiz

[September 26, 2006]

3 – Subject Any Future Poison Pill to Shareholder Vote

RESOLVED: Shareholders request that our Board adopt a rule that our Board subject any future poison pill to shareholder vote, as a separate ballot item, as soon as possible. It is essential to this proposal that it be adopted through bylaw or charter inclusion and that a sunset on a poison pill will not substitute for a shareholder vote.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

Pills Entrench Current Management

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Our Board has less accountability if it can adopt a future poison pill without a shareholder vote. I believe this proposal is consistent with other proposals to improve the lack of accountability of our Board.

For instance, a proposal that seeks access to H-P's proxy in order to allow shareholders groups more say in who gets on the H-P board has been submitted for the 2007 annual meeting. The proposal asks H-P to change its bylaws to allow groups that hold 3% or more of the company's stock to be able to post nominations for H-P board members. The sponsors are retirement funds from the states of New York, Connecticut and North Carolina plus the American Federation of State, County and Municipal Employees Pension Funds (AFSCME). The four funds own a combined 30 million H-P shares worth about $676 million.

At least one governance expert goes so far as to recommend a complete sweep of the existing board. "I think you clean house," said Charles Elson, the chairman of the John L. Weinberg Center for Corporate Governance at the University of Delaware. "You do it in a logical, determined, measured way, but I think over the next couple of years you need to reconstitute that board." Elson suggested to *Business Week* to start with those who had the closest connections to past management.

There are additional improvements our Board can make. For one, the new majority-vote rule only goes so far: The board can still reject a member's resignation, making the rule, which can be rescinded, "pretty slippery," Nell Minow told *Business Week*. Minow is the co-founder and editor of governance adviser *The Corporate Library*.

The board should also turn to a new outside attorney, said governance experts. Larry Sonsini, H-P outside attorney, suggested that the H-P Board leak investigation was "within legal limits" and then helped run an H-P board meeting after news of the scandal broke.

To improve the lack of accountability of our Board ...

Subject Any Future Poison Pill to Shareholder Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

There is no permission to reedit the proposal by deleting starting or concluding words, or reedit the way separate paragraphs are identified.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.
Please acknowledge this proposal within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

Exhibit B

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SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

Filed by the Registrant /x/

Filed by a Party other than the Registrant / /

Check the appropriate box:

/ / Preliminary Proxy Statement
/ / Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
/x/ Definitive Proxy Statement
/ / Definitive Additional Materials
/ / Soliciting Material Under Rule 14a-12

HEWLETT-PACKARD COMPANY

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

/x/ No fee required.
/ / Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

/ / Fee paid previously with preliminary materials.

/ / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

Carleton S. Fiorina
Chairman and
Chief Executive Officer


invent

Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304
www.hp.com

To our Shareowners:

I am pleased to invite you to attend the annual meeting of shareowners of Hewlett-Packard Company to be held on Wednesday, March 17, 2004 at 2 p.m., local time, at The George R. Brown Convention Center, Houston, Texas.

Details regarding admission to the meeting and the business to be conducted are more fully described in the accompanying Notice of Annual Meeting and Proxy Statement.

Your vote is important. Whether or not you plan to attend the annual meeting, I hope you will vote as soon as possible. You may vote over the Internet, as well as by telephone or by mailing a proxy or voting instruction card. Voting over the Internet, by phone or by written proxy will ensure your representation at the annual meeting regardless of whether you attend in person. Please review the instructions on the proxy or voting instruction card regarding each of these voting options.

Thank you for your ongoing support of and continued interest in Hewlett-Packard Company.

Sincerely,

2004 ANNUAL MEETING OF SHAREOWNERS

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF SHAREOWNERS 1

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING 2
Why am I receiving these materials? 2
What information is contained in this proxy statement? 2
How may I obtain HP's 10-K? 2
What items of business will be voted on at the annual meeting? 2
How does the Board recommend that I vote? 2
What shares can I vote? 2
What is the difference between holding shares as a shareowner of record and as a beneficial owner? 2
How can I attend the annual meeting? 3
How can I vote my shares in person at the annual meeting? 3
How can I vote my shares without attending the annual meeting? 3
Can I change my vote? 4
Who can help answer my questions? 4
Is my vote confidential? 4
How many shares must be present or represented to conduct business at the annual meeting? 4
How are votes counted? 4
What is the voting requirement to approve each of the proposals? 5
Is cumulative voting permitted for the election of directors? 5
What happens if additional matters are presented at the annual meeting? 5
Who will serve as inspector of elections? 6
What should I do if I receive more than one set of voting materials? 6
How may I obtain a separate set of voting materials? 6
Who will bear the cost of soliciting votes for the annual meeting? 6
Where can I find the voting results of the annual meeting? 6
What is the deadline to propose actions for consideration at next year's annual meeting of shareowners or to nominate individuals to serve as directors? 6
How may I communicate with HP's Board or the non-management directors on HP's Board? 7

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS 8
Board Independence 8
Board Structure and Committee Composition 8
Consideration of Director Nominees 10

such firm identified and recommended Mr. Ryan and participated in various meetings of the Nominating and Governance Committee at which the nominee was discussed.

Executive Sessions

Executive sessions of non-management directors are held at least three times a year. The sessions are scheduled and chaired by the Chair of the Nominating and Governance Committee. Any non-management director can request that an additional executive session be scheduled.

Communications with the Board

Individuals may communicate with the Board by submitting an e-mail to HP's Board at bod@hp.com. All directors have access to this e-mail address. Communications that are intended specifically for non-management directors should be sent to the e-mail address above to the attention of the Chair of the Nominating and Governance Committee.

Policy regarding Shareowner Rights Plan

On July 21, 2003, the Board announced that it had adopted a policy that HP would submit any shareowner rights plan (also known as a "poison pill") to a shareowner vote, subject only to the ability of the Board to act on its own to adopt a rights plan if the Board, exercising its fiduciary duties under Delaware law, determines that such a submission would not be in the best interests of shareowners under the circumstances. HP's announcement followed the approval of a shareowner proposal at HP's 2003 annual meeting requesting that HP (1) redeem any poison pill previously issued, if applicable, and (2) not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote. HP does not have a rights plan in place, having terminated its previously-existing rights plan effective January 21, 2003.

Policy regarding Future Severance Agreements with Senior Executives

On July 21, 2003, the Board also announced that it had adopted a policy (the "HP Severance Policy") that HP will seek shareowner approval for future severance agreements, if any, with senior executives that provide specified benefits in an amount exceeding 2.99 times the sum of the executive's current annual base salary plus annual target cash bonus, in each case as in effect immediately prior to the time of such executive's termination. In implementing the HP Severance Policy, the Board may elect to seek shareowner approval after the material terms of the relevant severance agreement are agreed upon. Senior executives subject to the HP Severance Policy are HP's executive officers for purposes of Section 16 of the Securities Exchange Act of 1934, as amended ("Senior Executives"). HP's announcement followed the approval of a shareowner proposal at HP's 2003 annual meeting requesting that the Board seek shareowner approval for future severance agreements with Senior Executives in an amount exceeding 2.99 times the executive's base salary plus bonus received. For a further description of the HP Severance Policy and related shareowner proposal considered at HP's 2003 annual meeting, see "Employment Contacts, Termination of Employment and Change-in-Control Arrangements—HP Severance Policy for Senior Executives" on page 40.

Exhibit C



1313 North Market Street
P.O. Box 951
Wilmington, DE 19899-0951
302 984 6000

www.potteranderson.com

November 3, 2006

Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304

Re: **Adoption of Bylaws and Policies**

Ladies and Gentlemen:

You have requested our opinion as to certain matters of Delaware law in connection with your request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") grant no-action relief to Hewlett-Packard Company, a Delaware corporation (the "Company"), with respect to a stockholder proposal and a statement in support thereof (the "Proposal") requesting that the Board of Directors of the Company (the "Board") "adopt a rule that [the] Board subject any future poison pill to shareholder vote, as a separate ballot item, as soon as possible... [and that the Proposal] be adopted through bylaw or charter inclusion and that a sunset on a poison pill will not substitute for a shareholder vote." The Board had previously addressed this topic through the adoption of a policy (the "Policy") requiring that the Company seek stockholder approval in advance of the adoption of a rights plan, unless the Board, in the exercise of its fiduciary responsibilities, determines that it is in the best interests of stockholders to adopt a rights plan without delay.

In connection with your request for our opinion, we have reviewed copies of: (1) the Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), (2) its Amended and Restated Bylaws as amended to September 22, 2006 (the "Bylaws"), (3) the Proposal, and (4) the Policy, which we assume was duly adopted by all required Board action in the form provided to us.

With respect to the foregoing documents, we have assumed (i) the authenticity of all documents submitted to us as originals and the conformity with authentic originals of all documents submitted to us as copies or forms, and (ii) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. We have not reviewed any documents other than the documents listed above for purposes of rendering our opinions as expressed herein, and we assume that there exists no provision of any such other document that is inconsistent with our opinions as expressed herein. Moreover, for purposes of rendering the opinion set forth herein, we have conducted no independent factual investigation of our own, but have relied exclusively upon (i) the documents listed above, the statements and information set forth therein, and the additional matters related or assumed therein, all of which we have assumed to be true, complete and accurate in all material respects, and (ii) the additional information and facts related herein, as to which we have been advised by the Company, all of which we have assumed to be true, complete and accurate in all material respects.

Based upon and subject to the foregoing, and upon such legal authorities as we have deemed relevant, and limited in all respects to matters of Delaware law, for the reasons set forth below, it is our opinion that:

A. In light of the fact that (1) the Board has a statutory duty to manage the Company and, as part of that duty, must act to protect the corporate enterprise from harm it reasonably perceives, (2) a "poison pill" rights plan provides a unique protective mechanism that also can be disabled by the Board (or by a new board of directors elected by stockholders) where appropriate, and (3) the Company has not adopted any other significant structural devices that would prevent the unsolicited acquisition of control of the Company, the Board may have a duty, under certain circumstances, to adopt a rights plan. Accordingly, in our opinion, the Board's decision to adopt the Policy without the inclusion of an exception permitting it to implement a poison pill if its fiduciary duties so require would be vulnerable to challenge as disabling the Board from effectively exercising its statutory and fiduciary duties.

B. Regardless of whether the Policy were implemented as a Board-enacted policy or through a Board-enacted amendment to the Company's Bylaws, the Board would be subject to the same duties under Delaware law and would be required in carrying out those duties to undertake the same analysis and to utilize the same decision making process in deciding whether to alter, amend or repeal the Policy.

A. The Need for a "Fiduciary Out" in the Policy

The starting point for analysis is the Delaware General Corporation Law ("DGCL") itself. Absent an express provision in a corporation's certificate of incorporation to the contrary, Section 141(a) of the DGCL vests in the Board the authority to manage the corporate enterprise:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a). In Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del. 1985), the Delaware Supreme Court recognized that Section 141(a) imposes upon a corporation's board of directors certain "duties and responsibilities" in responding to a perceived threat to the corporation and its stockholders posed by a takeover bid. Id. at 953. The Court further noted

that a board of directors has a "fundamental duty and obligation to protect the corporate enterprise, which includes stockholders, from harm reasonably perceived, irrespective of its source." Id. at 954. Accordingly, if a board of directors determines, for instance, that a takeover bid poses a threat to the corporation and its stockholders, the board's response may not be a passive one. Id. at 954, 955 n.10. ("It has been suggested that a board's response to a takeover threat should be a passive one. However, that clearly is not the law of Delaware...." (citation omitted)). In elaborating on the over-arching duties to protect the interests of the enterprise and the shareholders described in Unocal, the Supreme Court has explained that a board of directors has "both the duty and responsibility to oppose threats" presented by takeover bids. See Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1345 (Del. 1987).

Under Unocal and its progeny, the duty of corporate directors to react to tender offers and other takeover bids lies at the heart of the managerial prerogative vested in the board of directors by Delaware statutory and common law.[1] The Delaware courts have consistently and repeatedly held that neither the affirmative duty to manage the business and affairs of the corporation imposed upon a board of directors by Section 141(a) of the DGCL nor the fiduciary duties of directors to act in the best interests of the corporation and its stockholders may be delegated to others (including stockholders) or substantially restricted, unless a delegation or restriction, if permissible at all, is accomplished pursuant to the corporation's certificate of incorporation. See, e.g., Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (holding that directors may not delegate duties that "lay at the heart of the management of the corporation"); Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993) (holding that contract that "purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, ... is invalid and unenforceable"); Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966) (holding that it is well settled that directors may not delegate duty to manage corporate enterprise, but that such "delegation" may be effected by certificate of incorporation); Adams v. Clearance Corp., 121 A.2d 302, 305 (Del. 1956) (stating "well settled" general principle that directors may not delegate duty to manage corporate enterprise); McAllister v. Kallop, 1995 WL 462210 at *24 (Del. Ch. July 28, 1995) (holding that contract restricting exercise of fiduciary duties by limiting director's ability to make independent, good faith determination regarding appropriate corporate action is invalid), aff'd, 678 A.2d 526 (Del. 1996); Chapin v. Benwood Foundation, Inc., 402 A.2d 1205, 1210 (Del. Ch. 1979), aff'd sub. nom., Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (holding that agreement by which board of charitable corporation committed years in advance to fill particular board vacancy with certain named person, regardless of circumstances that existed at time vacancy occurred, thus effectively relinquishing duty of directors to exercise their best judgment on management matters, was unenforceable), aff'd, 415 A.2d 1068 (Del. 1980); see also ConAgra, Inc. v. Cargill, Inc., 382 N.W.2d 576, 587-88 (Neb. 1986) (applying Delaware law). The general rule prohibiting the delegation or substantial restriction of managerial responsibility and fiduciary obligations applies as well to the delegation or restriction of a specific duty or several duties as to the delegation or

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[1] Indeed, in Unocal, the Delaware Supreme Court analogized the role of the board of directors in the context of evaluating and responding to takeover bids to the board's role in the context of the "traditional areas of fundamental corporate change," such as charter amendments, mergers, the sale of assets, and dissolution. See Unocal, 493 A.2d at 954.

restriction of all duties. See Adams, 121 A.2d at 305; Abercrombie v. Davies, 123 A.2d 893 (Del. Ch. 1956), rev'd as to another point, 130 A.2d 338 (Del. 1957).

The principle that the board of directors may not leave to stockholders decisions on substantial matters at the core of the managerial prerogative of the board was reiterated in the watershed opinion of Smith v. Van Gorkom, 488 A.2d 858 (Del. 1985). There, the Supreme Court noted that under Section 251 of the DGCL, the board could not "take a neutral position and delegate to the stockholders the unadvised decision as to whether to accept or reject the merger." Id. at 887-888. Rather, the DGCL required the board itself to decide whether a merger agreement, once adopted, remained advisable for submission to stockholders. Id. at 888.[2]

In the more recent case of Omnicare, Inc. v. NCS Healthcare, Inc., 818 A.2d 914 (Del. 2003), the Supreme Court re-affirmed that the fiduciary duties of corporate directors are unremitting and that directors cannot act in a way that precludes or substantially restricts their ability to make fundamental decisions regarding the management and direction of the corporate enterprise.[3] Although Omnicare involved a board's failure to negotiate effective fiduciary outs to "lock up" deal protection measures in a negotiated merger agreement, its teachings, we

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[2] The ability of a board to submit to stockholder a merger agreement it no longer recommends was added to Section 251 in 1998, see 71 Del. L., C. 339, § 44 (June 29, 1998), and was extended to all statutorily required stockholder actions effective August 1, 2003, see 8 Del. C. § 146. This statutory change does not, in our view, alter the basic thrust of this portion of Van Gorkom – that the board has an affirmative obligation to exercise its statutorily mandated managerial duties.

[3] In Omnicare, the Supreme Court addressed a situation in which the NCS board had entered into a merger agreement that was completely "locked up" and had not negotiated for the retention of an effective fiduciary out provision that would allow the board to react should the transaction become harmful to the company or its shareholders. In the majority's Opinion, the Court noted:

> The directors of a Delaware corporation have a continuing obligation to discharge their fiduciary responsibilities, as future circumstances develop . . . . [T]he NCS board was required to negotiate a fiduciary out clause to protect the NCS stockholders if the Genesis transaction became an inferior offer. By acceding to Genesis' ultimatum for complete protection *in futuro*, the NCS board disabled itself from exercising its own fiduciary obligations at a time when the board's own judgment is most important, i.e. receipt of a subsequent superior offer.

Id. at 938 (citing Malone v. Brincat, 722 A.2d 5, 10 (Del. 1998) (directors' fiduciary duties do not operate intermittently)). The Court went on to reiterate that: "The stockholders of a Delaware corporation are entitled to rely on the board to discharge its fiduciary duties at all times. *The fiduciary duties of directors are unremitting and must be effectively discharged in the specific context of the actions that are required with regard to the corporation or its stockholders as circumstances change.*" Id. (citations omitted and emphasis added).

believe, are more broadly applicable. Omnicare serves to re-affirm strongly that the directors of a Delaware corporation may not act in a manner that delegates to others or substantially restricts the board's obligation to respond and react to future events that impact fundamentally the management and direction of the corporate enterprise and to act reasonably in response to any threat to corporate policy and effectiveness. This is so whether the threat be one posed by the deal protection provisions of an existing merger agreement that stands in the way of a materially better transaction for the corporation and its stockholders (as in Omnicare) or one posed by unfair or otherwise inequitable acquisition tactics that may stand in the way of effecting long or short term corporate policies.

The "poison pill's" efficacy as one of several responses by a target board to a hostile tender offer was reiterated by Vice Chancellor Strine in In re Pure Resources, Inc., Shareholders Litigation, 808 A.2d 420 (Del. Ch. 2002). There, the plaintiffs criticized the target board for failing to adopt a "poison pill" rights plan in the face of a "blitzkrieg" tender offer. While the Court was careful to note that it was not adopting a "bright-line" rule that would require the adoption of a poison pill to defend against all tender offers, id. at 446, at the oral argument on the motion for a preliminary injunction and also in his opinion, Vice Chancellor Strine noted that the poison pill rights plan is the "*de rigeur* tool of a board responding to a third-party tender offer" and is quite effective at giving a target board under pressure room to breathe. See, id. at 431; Transcript, Argument on Plaintiffs' Motion for Preliminary Injunction, Sept. 27, 2002 (Court describing the poison pill as "the one [thing] that could have clearly slowed the train up and given them [the target board] the ability to negotiate," (p.77), and as "the one tool that has really been developed and refined to use, for boards of directors facing a tender offer, to give them leverage" (p.102)). See also Malpiede v. Townson, 780 A.2d 1075, 1089 (Del. 2001) (noting that a "routine strategy" for fending off unsolicited advances and negotiating for a better transaction is to adopt a poison pill); In re Gaylord Container Corp. Shareholders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquiror so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid.").

Indeed, the Delaware Supreme has recognized as a fundamental board prerogative the ability of a board of directors to act in a timely manner with respect to redemption of a rights plan. Thus, in Quickturn Design Systems, Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Supreme Court struck down as violative of Section 141(a) a provision in a rights plan disabling a board not nominated by incumbents from redeeming the rights for six months following its election. The Court found that this provision "restricts the board's power in an area of fundamental importance to the shareholders – negotiating a possible sale of the corporation." Id. at 1291-92. So too, the Policy, if adopted with no restrictions, would have substantially limited, if not effectively eliminated, the Board's ability to utilize a rights plan in circumstances in which the Board deemed it advisable.

It is important to note, however, that despite its utility, the board's discretion to adopt and maintain a rights plan is not "unfettered." See Moran v. Household Int'l., Inc., 500 A.2d 1346, 1354 (Del. 1985). The Supreme Court explained:

> [T]he Rights Plan is not absolute. When the Household Board of Directors is faced with a tender offer and a request to redeem the Rights, they will not be able to arbitrarily reject the offer. They will be held to the same fiduciary standards any other board of directors would be held to in deciding to adopt a defensive mechanism, the same standard as they were held to in originally approving the Rights Plan.

Id.; see also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173, 181 (Del. 1986) (noting in that case that the validity, in general, of the plan at issue was largely attributable to the fact that the board retained the ability to redeem the rights, which would afford the board the "flexibility to address any proposal deemed to be in the stockholders' best interests.").

If the Board had adopted the Policy in a form that required it to submit the adoption of a rights plan to a stockholder vote in all cases and without exception, such a policy effectively would remove from the Company's directors the discretion to utilize a powerful and effective tool in reacting to unfair or inequitable takeover tactics and other threats to corporate policy and effectiveness, even if the Board determines in the good faith exercise of its reasonable business judgment that a rights plan would be the most appropriate and most effective means of dealing with such a threat. Because presenting the question of whether to adopt a rights plan for a stockholder vote would necessarily impose substantial delay, the Board would have a significantly diminished ability to respond as necessary to protect the interests of the Company and its stockholders. In other words, in the absence of a "fiduciary out" in the Policy, if the Company's Board of Directors were to determine that adopting a rights plan in response to a takeover threat was in the best interests of the Company and its stockholders, and the most effective (or potentially the only effective) means to address such threat, the Board would nevertheless be required to delay that response while it placed the defensive measure before the stockholders for a vote. Because it is precisely when the Company faces a significant threat to corporate policy and effectiveness, such as unfair or inequitable hostile acquisition tactics, that the directors' judgment and ability to react promptly and effectively is most important, it is our view that the failure to preserve in the Board the flexibility to exercise its fiduciary duties in that period before the question of whether to adopt a poison pill can be put to a stockholder vote would be inconsistent with Delaware statutory and common law because it would substantially restrict the Company's Board of Directors in exercising the statutory and fiduciary duty to exercise its independent, good faith business judgment in evaluating and responding to certain extraordinary corporate events – a matter that lies at the heart of the managerial prerogative vested in the Board of Directors by Section 141(a) of the DGCL.

The ability to utilize a rights plan in a timely manner is particularly important in the case of a corporation such as the Company, whose Certificate of Incorporation and Bylaws contain no provisions that would prevent the acquisition of significant blocks of shares, through unsolicited tender offers or other means, including acquisitions that would result in a sale of control of the Company at an inadequate price or on other inadvisable terms.[4] For example, the Company does not have a staggered board or supervoting shares. Accordingly, a rights plan provides a readily available method by which the Board effectively can deal with inadequate or abusive takeover tactics, and may provide the most effective means, or the only effective means, of dealing with a particular threat.

The recent opinion of the Court of Chancery in Unisuper, Ltd. v. News Corp., Chandler, C., C.A. No. 1699-N (Del. Ch. Jan. 19, 2006) ("Unisuper II"), supports our view regarding the need for a "fiduciary out" in the Policy. Unisuper II involved a challenge by investors in News Corporation ("News") to the extension by News of a rights plan notwithstanding a policy adopted by the News board of directors requiring the board to submit such extensions to shareholders. The policy had been adopted by News following negotiations with representatives of shareholders relating to News's proposed reincorporation from Australia to Delaware. Importantly, the policy was allegedly implemented as part of a contract pursuant to which a significant percentage of the Australian predecessor's shareholders agreed to vote in favor of reincorporation in Delaware and not to oppose the reincorporation in a court proceeding required by Australian law as a prerequisite to reincorporation, in return for, among other things, the board's agreement to adopt the policy at issue. On December 20, 2005, the Court issued an opinion refusing to dismiss the claims against News and its directors alleging violation of this "contract" when the News board acted to extend a poison pill beyond one year without a shareholder vote, as the policy required. Unisuper, Ltd. V. News Corp., Chandler, C., C.A. No. 1699-N (Del. Ch. Dec. 20, 2005, ("Unisuper I"). In Unisuper II, the Court certified defendants' request to appeal the December decision to the Delaware Supreme Court.

Neither the certification opinion in Unisuper II nor the earlier motion to dismiss opinion in Unisuper I addressed the issue raised by the Board's adoption of the Policy -- namely, whether a board of directors may commit never to adopt a poison pill without prior shareholder approval. Indeed the policy at issue in Unisuper contained *no* restriction on the ability of the News board of directors to adopt a rights plan in the first instance. Rather, the issue was whether the board could enter into a binding contract with shareholders to "cede part of its authority over a discrete question (extension of the Company's poison pill) to the Company's owners (the

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4 The Company is, however, subject to Section 203 of the DGCL, which is designed to protect against certain coercive takeover tactics, see 8 Del. C. § 203, and its Restated Certificate of Incorporation includes a provision requiring mergers, assets, sales or stock issuances involving a shareholder owning more than 10% of the Company's outstanding voting stock to be approved either by (a) 80% of the total voting power of all voting stock, or (b) Continuing Directors (i.e., those not affiliated with the significant stockholder). Neither of these provisions, however, will prevent the purchase of shares in a tender offer in the market, focusing instead on "backend" transactions by controlling stockholders.

shareholders at large),"[5] and the Court acknowledged that "a board's power to bind itself through contract is limited by the board's fiduciary duties."[6]

In addition, the complaint at issue in Unisuper alleged a bargained-for exchange of promises between the News board of directors and shareholders, who allegedly took action beneficial to News in reliance on the News board's commitment to take a number of actions, including adoption of the policy at issue. In contrast, as we understand it, the Board did not adopt the Policy as part of a bargained-for exchange or otherwise as part of a quid pro quo with any of the Company shareholders, much less an agreement with representatives of a large block of public shareholders, as was the case in Unisuper.

B. The Implementation of the Policy Through a Bylaw Rather Than a Board Policy

Section 141(a) also provides the starting point for analysis of the issue of the Board's ability to revise or repeal the Policy if it were embodied in a Bylaw rather than a Board policy. The managerial authority granted to the Board in that Section includes the exercise of the Board's authority to adopt resolutions and policies.

The other statutory source of Board authority at issue here is Section 109(a) of the DGCL which provides, in pertinent part, that "any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors." Article VI, Section B of the Company's Certificate of Incorporation implements this authority, conferring on the Board the power to "make, alter, amend or repeal" the Bylaws. Article IX of the Bylaws is consistent with this delegation of authority, expressly providing that the Board may make, alter, amend or repeal the Bylaws to the extent that such authority has been conferred upon the Board in the Certificate of Incorporation. Neither the Certificate of Incorporation nor the Bylaws place any restrictions on the scope of the Board's authority in this regard.

In taking action in furtherance of its managerial authority, the board of directors may utilize a number of methods. Typically, a board takes action on specific matters through the adoption of resolutions. 8 W. Fletcher, Fletcher Cyclopedia of the Law of Private Corporations sec. 4166, at 595 (perm. Ed. Rev. vol. 2001). It may also act to establish a board policy, which

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5 The Court expressed "great skepticism" whether the plaintiffs would ultimately prevail on the question whether the News board entered into a contract under which it agreed not to rescind its policy. Unisuper II, mem. op. at p. 1. Perhaps more significantly, the Court assumed in deciding the motion to dismiss that the News policy would be implemented through a vote on an amendment to News's certificate of incorporation. Id. at p. 2. A charter provision requiring shareholder approval clearly would be valid under Section 141(a) and existing precedent decided thereunder and discussed above.

6 Id. at p. 6. We express no opinion whether the Board could alter or rescind the Policy as the News board apparently did. See Unisuper II, mem. op. at p. 8 ("One can imagine instances where the directors' fiduciary duties may necessitate that a board not permit a shareholder vote to take place.")

tends to cover matters that are more forward-looking. In either case, the board of directors retains the authority to amend or rescind the action taken, absent some contractually binding agreement by the board restricting its ability to do so.[7] Chancellor Chandler recently described this proposition as an "elementary principle of corporate law." Unisuper Ltd v. News Corp., C.A. No. 1699-N, Chandler, C. (Del. Ch. Dec. 20, 2005).[8]

Case law is likewise clear that, where the board of directors is granted the authority to adopt, amend and repeal bylaws (as is the case here), the board has the unilateral power to exercise that authority. See Kidsco, Inc. v. Dinsmore, 674 A.2d 483, 492 (Del. Ch.) ("although the by-laws are a contract between the corporation and its stockholders, ... the contract was subject to the board's power to amend the by-laws unilaterally," and created a no "vested right" in stockholders that would prohibit such an amendment) (citation omitted), aff'd, 670 A.2d 1338 (Del. 1995) (TABLE); American Int'l Rent a Car v. Cross, 1984 WL 8204 (Del. Ch. May 9, 1984) (refusing to enjoin board's amendment of bylaw that had been submitted to stockholders because plaintiff did not meet its burden of rebutting presumption the board acted in the good faith belief its actions were in the best interests of corporation and its stockholders).

Regardless of the method by which the Board exercises its statutory authority, directors have an unyielding fiduciary duty to protect the interests of the corporation and to act in the best interests of the corporation's stockholders.[9] That unyielding fiduciary responsibility has been characterized by the Delaware courts as involving a "triad" of duties: due care, good faith, and loyalty.[10] Those fundamental duties can best be summarized as follows:

---

7 We are aware of no agreement by the Board limiting its ability to alter, amend or repeal the Policy, and we assume that no such agreement exists.

8 More specifically, the Chancellor stated:

> This Court's statement about board policies in [In re General Motors (Hughes) Litig., 2005 WL 1089021 (Del. Ch. May 4, 2005)] simply reiterates an elementary principle of corporate law: If the board has the power to adopt resolutions (or policies), then the power to rescind resolutions (policies) must reside with the board as well. An equally strong principle is that: If a board enters into a contract to adopt and keep in place a resolution (or a policy) that others justifiably rely upon to their detriment, that contract may be enforceable, without regard to whether resolutions (or policies) are typically revocable by the board at will.

Unisuper, mem. op. at p. 13.

9 E.g., Smith v. Van Gorkom, 488 A.2d 858, 872 (Del. 1985); Guth v. Loft, Inc., 5 A.2d 503, 510 (Del. 1939).

10 Malone v. Brincat, 722 A.2d 5, 10 (Del. 1998); Cede & Co. v. Technicolor, Inc., 634 A.2d 345, 361 (Del. 1993) ("Technicolor II"). Some cases have questioned whether good faith is appropriately characterized as a separate duty, or whether it merely represents a different way to

The **duty of due care** requires directors to exercise that degree of care and prudence that would be expected of them in the management of their own affairs. In doing so, the duty of care requires directors to inform themselves of all reasonably available information that is material to their decisions and to take the time and opportunity to consider such information and to deliberate over their decisions.

The **duty of good faith** requires directors to base their decisions on considerations relevant to the corporation and all of its stockholders, and not to abdicate responsibility for ensuring that these considerations are taken into account. Good faith requires that directors act honestly, in the best interest of the corporation, and in a manner that is not knowingly unlawful or contrary to public policy.

The **duty of loyalty** requires a director to place the interest of the corporation and its stockholders first when making decisions that affect the corporation and generally prohibits a director from using his or her corporate position to realize personal gain at the expense of the corporation.

The Delaware Supreme Court has emphasized that this tripartite "fiduciary duty does not operate intermittently but is the constant compass by which all director actions for the corporation and interactions with its stockholders must be guided."[11] Therefore, in our opinion, if the Board were to consider altering, amending or repealing the Policy – whether it has been implemented through a Bylaw, a resolution, or a Board policy – the directors must satisfy the same fiduciary duties.[12]

Delaware courts have applied these equitable fiduciary duty principles in the context of board action to amend bylaws. See Schnell v. Chris-Craft Industries, Inc., 285 A.2d 437 (Del. 1971) (applying equitable principles to invalidate board's amendment of bylaw governing annual meeting date.); Hubbard v. Hollywood Park Realty Enterprises, Inc., 1991 WL 3151 (Del. Ch. Jan. 14, 1991) (ordering board to waive application of otherwise valid advance notice by law). And in the recent Unisuper case, Chancellor Chandler applied the same fiduciary duty concepts in evaluating a claim relating to a board policy (although he ultimately dismissed the fiduciary duty claim on substantive grounds). Unisuper, mem. op. at p. 25.

---

analyze directors' compliance with their duties of care and loyalty. See In re The Walt Disney Company Derivative Litig., C.A. No. 15452, Chandler, C. (Del. Ch. Aug. 9, 2005) ("Disney II"), aff'd 906 A.2d 27 (Del. 2006) ("Disney III"). Nevertheless, as the Delaware Supreme Court has referred to a "triad" of duties, and analyzed good faith separately from due care and loyalty in Disney III, we have also addressed good faith as a separate "duty" in this opinion.

11 Malone, 722 A.2d at 10.

12 We do note, however, that, while the duties of the Board remain the same in all circumstances, the precise analysis required of the Board may vary depending on the context in which the action is taken. See McMullin v. Beran, 765 A.2d 910, 918 (Del. 2000).

Accordingly, in our opinion, in making any future decision about whether to alter, amend or repeal the Policy, the Board's fiduciary duties under Delaware law would require the directors to focus on the same issues and analyze the same factors, whether it was considering an amendment to or repeal of a Bylaw or of a Board policy. That is, the Board would be required to:

- Obtain and consider all material information reasonably available to it under the circumstances then existing about the implications of the proposed action;

- If appropriate in the good faith business judgment of the Board to do so, consult with its advisors (both inside and outside the Company) as to the legal and practical aspects of its decision.

- If the action has "anti takeover" implications, determine to what threats the proposed action responds and whether the response is proportionate to that threat;[13] and

- Vote to approve or disapprove the action as the directors determine in good faith to be in the best interests of the Company and its stockholders.

This opinion is rendered solely for your benefit in connection with the foregoing and may not be relied upon by any other person or entity, or be furnished or quoted to any person or entity for any purpose, other than the Securities and Exchange Commission (the "SEC") and Gibson Dunn & Crutcher, the Company's outside counsel, in connection with any correspondence with the SEC without our prior written consent.

Very truly yours,

Potter Anderson & Corroon LLP

758092v2

---

[13] See Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del. 1985).

Exhibit D



American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036

EMPLOYEES PENSION PLAN

September 21, 2006

<u>Via Overnight Mail and Telecopier (650) 857-4837</u>
Hewlett-Packard Company
300 Hanover Street
Palo Alto, California 94304
Attention: Ann O. Baskins, Senior Vice President,
General Counsel and Corporate Secretary

Dear Ms. Baskins:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2006 proxy statement of Hewlett-Packard (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2007 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 13,305 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

GERALD W. McENTEE
Chairman

Enclosure

RESOLVED, pursuant to Article IX of the Bylaws (the "Bylaws") of Hewlett-Packard Company ("HP") and section 109(a) of the Delaware General Corporation Law, stockholders amend the Bylaws to add section 3.17:

"HP shall include in its proxy materials for a meeting of stockholders at which directors are to be elected the name, together with the Disclosure and Statement (both as defined in this section 3.17), of any person nominated for election to the Board of Directors by a stockholder or group thereof that satisfies the requirements of this section 3.17 (the "Nominator"), and allow stockholders to vote with respect to such nominee on HP's proxy card. Each Nominator may nominate up to two candidates for election at a meeting.

A Nominator must:

(a) have beneficially owned 3% or more of HP's outstanding common stock ("Required Shares") continuously for at least two years;

(b) provide written notice received by HP's Secretary within the time period specified in section 2.2(c) of these Bylaws containing (i) with respect to the nominee, (A) the information required by section 2.2(f) of these Bylaws and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, proof of ownership of the Required Shares; and

(c) execute an undertaking that it agrees to (i) assume all liability stemming from any legal or regulatory violation arising out of the Nominator's communications with HP stockholders, including, without limitation, the Disclosure and Statement; (ii) to the extent it uses soliciting material other than HP's proxy materials, comply with all applicable laws and regulations, including, without limitation, the SEC's Rule 14a-12.

The Nominator may furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"), at the time the Disclosure is submitted. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this section 3.17 and any applicable SEC rules."

SUPPORTING STATEMENT

We believe that stockholders of U.S. public companies currently have no meaningful control over the process by which directors are nominated and elected. Stockholders whose suggested nominees are rejected by a nominating committee have no

recourse other than sponsoring a dissident election campaign, which is so expensive that it rarely occurs outside the takeover context. Harvard Law School professor Lucian Bebchuk has estimated only about 80 contested elections occurred at U.S. public companies from 1996 through 2002 that did not seek to change control of the corporation.

In our view, access to the proxy for purposes of electing a director nominated by stockholders with a significant stake in HP is the most effective mechanism for ensuring accountability. We believe that greater accountability would benefit HP and enhance shareholder value.

We urge stockholders to vote for this proposal.



American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036

EMPLOYEES PENSION PLAN

September 21, 2006

Via Overnight Mail and Telecopier (650) 857-4837
Hewlett-Packard Company
300 Hanover Street
Palo Alto, California 94304
Attention: Ann O. Baskins, Senior Vice President,
General Counsel and Corporate Secretary

Dear Ms. Baskins:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address above.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure



STATE STREET.
For Everything You Invest In

Kevin Yakimowsky
Client Service Officer
Specialized Trust Services

200 Newport Avenue
JQB7N
North Quincy, MA 02171

Telephone: (617) 985-7712
Facsimile: (617) 537-5410
kyakimowsky@statestreet.com

September 21, 2006

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Certification Letter for HEWLETT-PACKARD (cusip #428236103)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **13,305 shares of Hewlett-Packard common stock (cusip # 428236103)** held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this certification letter. The Plan continues to hold the shares of Tyco Corporation stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,



Kevin Yakimowsky



DENISE L. NAPPIER
TREASURER

State of Connecticut
Office of the Treasurer

HOWARD G. RIFKIN
DEPUTY TREASURER

September 22, 2006

Ann O. Baskins
Senior vice President, General Counsel and Corporate Secretary
Hewlett-Packard Company
300 Hanover Street
Palo Alto, California 94304

Dear Ms. Baskins:

The purpose of this letter is to inform you the Connecticut Retirement Plans and Trust Funds ("CRPTF") is co-sponsoring the resolution submitted by AFSCME – a copy of which is attached.

As the Deputy State Treasurer, I hereby certify that the CRPTF has been a shareholder of the minimum number of shares required of your company for the past year. Furthermore, as of September 21, 2006, the CRPTF held 1,938,512 shares of Hewlett-Packard stock valued at approximately $71,298,471. The CRPTF will continue to hold Hewlett-Packard shares through the annual meeting date.

Please do not hesitate to contact Donald Kirshbaum, Investment Officer for Policy at (860) 702-3164, if you have any questions or comments concerning this matter.

Sincerely,

Howard G. Rifkin
Deputy State Treasurer

Attachments

cc: John Keenan
AFSCME

Co-Filer
The Connecticut Retirement Plans and Trust Funds ("CRPTF")



RESOLVED, pursuant to Article IX of the Bylaws (the "Bylaws") of Hewlett-Packard Company ("HP") and section 109(a) of the Delaware General Corporation Law, stockholders amend the Bylaws to add section 3.17:

"HP shall include in its proxy materials for a meeting of stockholders at which directors are to be elected the name, together with the Disclosure and Statement (both as defined in this section 3.17), of any person nominated for election to the Board of Directors by a stockholder or group thereof that satisfies the requirements of this section 3.17 (the "Nominator"), and allow stockholders to vote with respect to such nominee on HP's proxy card. Each Nominator may nominate up to two candidates for election at a meeting.

A Nominator must:

(a) have beneficially owned 3% or more of HP's outstanding common stock ("Required Shares") continuously for at least two years;

(b) provide written notice received by HP's Secretary within the time period specified in section 2.2(c) of these Bylaws containing (i) with respect to the nominee, (A) the information required by section 2.2(f) of these Bylaws and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, proof of ownership of the Required Shares; and

(c) execute an undertaking that it agrees to (i) assume all liability stemming from any legal or regulatory violation arising out of the Nominator's communications with HP stockholders, including, without limitation, the Disclosure and Statement; (ii) to the extent it uses soliciting material other than HP's proxy materials, comply with all applicable laws and regulations, including, without limitation, the SEC's Rule 14a-12.

The Nominator may furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"), at the time the Disclosure is submitted. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this section 3.17 and any applicable SEC rules."

SUPPORTING STATEMENT

We believe that stockholders of U.S. public companies currently have no meaningful control over the process by which directors are nominated and elected. Stockholders whose suggested nominees are rejected by a nominating committee have no recourse other than sponsoring a dissident election campaign, which is so expensive that it rarely occurs outside the takeover context. Harvard Law School professor Lucian Bebchuk has estimated only about 80 contested elections occurred at U.S. public companies from 1996 through 2002 that did not seek to change control of the corporation.

In our view, access to the proxy for purposes of electing a director nominated by stockholders with a significant stake in HP is the most effective mechanism for ensuring accountability. We believe that greater accountability would benefit HP and enhance shareholder value.

We urge stockholders to vote for this proposal.



STATE STREET.
For Everything You Invest In

Maria Luce
Vice President
State Street Financial Center
1 Lincoln St.
Boston, MA 02111

Phone: (617) 664-9426
Fax: (617) 789-0757
E-Mail: mdluce@statestreet.com

An O. Baskins
Senior Vice President, General Counsel and Corporate Secretary
Hewlett-Packard Company
300 Hanover Street
Palo Alto, California 94304

September 22, 2006

Re: Connecticut Retirement Plans and Trust Fund

To Whom it may Concern,,

This is to advise you that Connecticut Retirement Plans & Trust Funds held Hewlet Packard (HPQ) common stock (cusip # 428236103) continuously for more than a one year period.

Please contact me if you have any questions or concerns.

Sincerely,

Maria Luce

Maria Luce
Vice President
Client Relations
State Street Corporation

ALAN G. HEVESI
COMPTROLLER



110 STATE STREET
ALBANY, NEW YORK 12236

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

September 22, 2006

Via Overnight Delivery and Telecopier (650) 857-4837
Hewlett-Packard Company
300 Hanover Street
Palo Alto, California 94304
Attention: Ann O. Baskins, Senior Vice President, General Counsel
and Corporate Secretary

Dear Ms. Baskins:

As Comptroller of New York State, I am the sole Trustee of the New York State Common Retirement Fund ("Fund"). The Fund has assets of approximately $140 billion, including ownership as of September 15, 2006 of 12,069,530 shares in Hewlett-Packard Company ("HP").

I am enclosing a copy of a proposal by which HP stockholders would amend the company's by-laws to provide proxy access for stockholder nominees for director. Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Fund intends to present this proposal at HP's 2007 annual meeting.

The Fund has held more than $2000 worth of HP shares continuously for more than one year and it is my intention that it will maintain ownership of these securities through the date on which the annual meeting of the company is held. In accordance with SEC Rule 14a-8, our custodian bank will forward to you evidence of our beneficial ownership. I represent that one of the Plan or one of the Proposal's cosponsors intends to appear at the Annual Meeting to present the Proposal.

At your earliest convenience, please advise Julie Gresham, the Director of Corporate Governance at my office, as to the date and location of the 2007 annual meeting.

Sincerely,

Alan G. Hevesi

RESOLVED, pursuant to Article IX of the Bylaws (the "Bylaws") of Hewlett-Packard Company ("HP") and section 109(a) of the Delaware General Corporation Law, stockholders amend the Bylaws to add section 3.17:

"HP shall include in its proxy materials for a meeting of stockholders at which directors are to be elected the name, together with the Disclosure and Statement (both as defined in this section 3.17), of any person nominated for election to the Board of Directors by a stockholder or group thereof that satisfies the requirements of this section 3.17 (the "Nominator"), and allow stockholders to vote with respect to such nominee on HP's proxy card. Each Nominator may nominate up to two candidates for election at a meeting.

A Nominator must:

(a) have beneficially owned 3% or more of HP's outstanding common stock ("Required Shares") continuously for at least two years;

(b) provide written notice received by HP's Secretary within the time period specified in section 2.2(c) of these Bylaws containing (i) with respect to the nominee, (A) the information required by section 2.2(f) of these Bylaws and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, proof of ownership of the Required Shares; and

(c) execute an undertaking that it agrees to (i) assume all liability stemming from any legal or regulatory violation arising out of the Nominator's communications with HP stockholders, including, without limitation, the Disclosure and Statement; (ii) to the extent it uses soliciting material other than HP's proxy materials, comply with all applicable laws and regulations, including, without limitation, the SEC's Rule 14a-12.

The Nominator may furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"), at the time the Disclosure is submitted. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this section 3.17 and any applicable SEC rules."

SUPPORTING STATEMENT

We believe that stockholders of U.S. public companies currently have no meaningful control over the process by which directors are nominated and elected. Stockholders whose suggested nominees are rejected by a nominating committee have no

recourse other than sponsoring a dissident election campaign, which is so expensive that it rarely occurs outside the takeover context. Harvard Law School professor Lucian Bebchuk has estimated only about 80 contested elections occurred at U.S. public companies from 1996 through 2002 that did not seek to change control of the corporation.

In our view, access to the proxy for purposes of electing a director nominated by stockholders with a significant stake in HP is the most effective mechanism for ensuring accountability. We believe that greater accountability would benefit HP and enhance shareholder value.

We urge stockholders to vote for this proposal.



INVESTOR SERVICES

JP Morgan Investor Services

3 MetroTech Center, 5th Floor
Brooklyn, New York 11245

Daniel Murphy
Assistant Vice President
Tel 718-242-1873
Fax 718-242-8894

September 22, 2006

RECEIVED
SEP 25 2006
Office of the General Counsel

Ms. Ann O. Baskins
Senior Vice President, General Counsel and Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto CA 94304

Dear Ms. Baskins,

This letter is in response to a request by Mr. Alan G. Hevesi, New York State Comptroller, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of Hewlett-Packard Company, Inc., continuously for at least one year as of September 15, 2006.

Please note, that J.P. Morgan Chase, as custodian, for the New York State Common Retirement Fund, held a total of 12,077,230 shares of common stock as of September 15, 2006, and the value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me at (718) 242-3449.

Regards,

Daniel Murphy

cc: Elaine Reilly- NYSCRF



North Carolina
Department of State Treasurer

RICHARD H. MOORE
STATE TREASURER

325 NORTH SALISBURY STREET
RALEIGH, NORTH CAROLINA 27603-1385

September 22, 2006

Via Overnight Mail and Telecopier (650) 857-4837

Hewlett-Packard Company
300 Hanover Street
Palo Alto, California 94304

Attention: Ann O. Baskins, Senior Vice President, General Counsel and Corporate Secretary

Dear Ms. Baskins:

As Treasurer of the State of North Carolina, I am the sole Trustee for the North Carolina Equity Investment Fund Pooled Trust (the "Trust"). As of September 21, 2006, the Trust held 4,997,982 shares in Hewlett-Packard (HP).

I am enclosing a copy of a proposal by which HP stockholders would amend the company's by-laws to provide proxy access for stockholder nominees for director. Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Trust intends to present this proposal at HP's 2007 annual meeting.

The Trust has held more than $2,000 worth of HP shares continuously for more than one year and it is my intention that it will maintain ownership of these securities through the date on which the annual meeting of the company is held. In accordance with SEC Rule 14a-8, I am also enclosing proof of ownership of these securities from our custodian bank.

I affirm that a representative of the Trust or one of the Proposal's cosponsors intends to appear at the annual meeting to present the Proposal. At your earliest convenience, please advise Lisa Schneider, the Director of Corporate Governance at my office, as to the date and location of the 2007 Annual Meeting.

Sincerely,

Richard H. Moore

Richard H. Moore
Treasurer, State of North Carolina

Enclosure

Fax: (919) 508-5167 Phone: (919) 508-5176 website: www.nctreasurer.com

RESOLVED, pursuant to Article IX of the Bylaws (the "Bylaws") of Hewlett-Packard Company ("HP") and section 109(a) of the Delaware General Corporation Law, stockholders amend the Bylaws to add section 3.17:

> "HP shall include in its proxy materials for a meeting of stockholders at which directors are to be elected the name, together with the Disclosure and Statement (both as defined in this section 3.17), of any person nominated for election to the Board of Directors by a stockholder or group thereof that satisfies the requirements of this section 3.17 (the "Nominator"), and allow stockholders to vote with respect to such nominee on HP's proxy card. Each Nominator may nominate up to two candidates for election at a meeting.
>
> A Nominator must:
>
> (a) have beneficially owned 3% or more of HP's outstanding common stock ("Required Shares") continuously for at least two years;
>
> (b) provide written notice received by HP's Secretary within the time period specified in section 2.2(c) of these Bylaws containing (i) with respect to the nominee, (A) the information required by section 2.2(f) of these Bylaws and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, proof of ownership of the Required Shares; and
>
> (c) execute an undertaking that it agrees to (i) assume all liability stemming from any legal or regulatory violation arising out of the Nominator's communications with HP stockholders, including, without limitation, the Disclosure and Statement; (ii) to the extent it uses soliciting material other than HP's proxy materials, comply with all applicable laws and regulations, including, without limitation, the SEC's Rule 14a-12.
>
> The Nominator may furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"), at the time the Disclosure is submitted. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this section 3.17 and any applicable SEC rules."

SUPPORTING STATEMENT

We believe that stockholders of U.S. public companies currently have no meaningful control over the process by which directors are nominated and elected. Stockholders whose suggested nominees are rejected by a nominating committee have no

recourse other than sponsoring a dissident election campaign, which is so expensive that it rarely occurs outside the takeover context. Harvard Law School professor Lucian Bebchuk has estimated only about 80 contested elections occurred at U.S. public companies from 1996 through 2002 that did not seek to change control of the corporation.

In our view, access to the proxy for purposes of electing a director nominated by stockholders with a significant stake in HP is the most effective mechanism for ensuring accountability. We believe that greater accountability would benefit HP and enhance shareholder value.

We urge stockholders to vote for this proposal.



Jacquelyn (Jacqui) L. Lyons
Vice President

Public Fund Services
Lafayette Corporate center
2 Avenue de Lafayette, 6th Floor
Boston, MA 02111-2900

Telephone: 617 664 9412
Facsimile: 617 769 6907
jlyons@statestreet.com

September 22, 2006

Ms. Lisa Schneider
Director of Policy and Corporate Governance
N.C. Department of State Treasurer
325 N. Salisbury St.
Raleigh, NC 27603

RE: Shareholder Certification for Hewlett-Packard (cusip #428236103)

Dear Lisa:

State Street Bank and Trust Company is directed Trustee for the Treasurer of the State of North Carolina Equity Investment Fund Pooled Trust and as such can confirm the current share position which the Trust holds in Hewlett-Packard common stock (cusip #428236103) of 4,997,982 shares. This share position confirms a beneficial ownership with a market value greater than $2,000 at this point in time (actual market value as of September 21 is approximately $174,279,632).

State Street holds these shares within its participant account at the Depository Trust Company ("DTC") under the Cede & Co nominee name.

If there are any questions regarding this matter, please feel free to contact me at (617) 664-9412.

Sincerely,



Jacquelyn L. Lyons
Vice President

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, December 12, 2006 2:43 AM
To: CFLETTERS
Cc: Lynda M. Ruiz
Subject: # 2 Hewlett-Packard Company (HPQ) Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 11, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Hewlett-Packard Company (HPQ)
2 Shareholder Position on Company No-Action Request

Rule 14a-8 Proposal: Poison Pill

Nick Rossi

Ladies and Gentlemen:

This is the second response to the company November 3, 2006 no action request.

The company rehashes last year[1]s arguments in response to the new text submitted for the 2007 proxy:
[3]3 Subject Any Future Poison Pill to Shareholder Vote
[3]RESOLVED: Shareholders request that our Board adopt a rule that our Board subject any future poison pill to shareholder vote, as a separate ballot item, as soon as possible. It is essential to this proposal that it be adopted through bylaw or charter inclusion and that a sunset on a poison pill will not substitute for a

shareholder vote.[2]

The company does not address Bristol-Myers Squibb Co. (March 9, 2006) which states:
[3]We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment.[2]

The company claims that a policy is the best way to implement this proposal topic but does not give a reason. The company thus appears to imply that the easiest way is simply the best way.

Furthermore, The Corporate Library, http://www.thecorporatelibrary.com/, an independent investment research firm said: [3]We support the adoption of policies requiring shareholder approval of poison pills, either before adoption or within a short time thereafter six months is sufficient time, we think, for a board to explore alternatives in the event of a hostile bid, but not so long that shareholders are completely disempowered.

[3]However, the use of a so-called Œfiduciary out[1] especially in light of recent Delaware case law suggesting such a proviso is unnecessary as well as a 12-month duration for non-shareholder-approved plans currently at some companies, undermines the effectiveness of these 12-month policies in giving shareholders a meaningful voice in a takeover context.[2]

The company clearly has not claimed to have adopted any poison pill bylaw corresponding to the rule 14a-8 proposal. Thus there is a [3]substantive distinction[2] between the 2007 proposal and any poison pill policy the company may have.

Supporting statements, with information that show that this proposal is consistent with other efforts to improve the corporate governance of the company, are relevant to this proposal. Additional evidence of lack of accountability at the company is also relevant to this proposal because this proposal is attempting to increase company accountability.

In other words, the more things that are broken at the company, the more important it is to fix the one item at hand now poison pill.

Companies have often validated this very method of argument in their management position statements in response to rule 14a-8 proposals. For instance, in opposing a specific shareholder proposal, it is well-known that companies will often elaborate on a list of existing good governance practices, unrelated to the proposal at hand, that supposedly water down the need to make the one change called for in the rule 14a-8 proposal.

The company is in effect demanding that only companies be able to cite the quality level of a list of corporate governance practices to support their position on the rule 14a-8 proposal topic.

Thus the proponent should not be denied the opportunity to state the category of argument, the quality level of a list of corporate governance practices, and that the company needs to start here and adopt this one proposed improvement.

In PACCAR Inc. (December 27, 2004) text regarding additional defects in the company corporate governance, which was argued to be irrelevant by the company, did not receive Staff concurrence for exclusion. The company does not cite any case involving the undersigned where PACCAR has been reversed.

[3] 30 million H-P shares worth about $676 million[2] was widely reported as in the example below. For the purposes here the difference between 20 million or 30 million shares is immaterial in addressing whether there is a sizable proponent stake in the company. A change to 20 million is acceptable and preferable to keeping shareholders in the dark on whether the proponents have a sizeable stake in the company.

UPDATE: H-P Official To Quit; Pension Funds Offer Plan For Board Revamp Tuesday September 26th, 2006 / 20h27 By Rex Crum SAN FRANCISCO (Dow Jones) -- A Hewlett-Packard Co. official tied to the company's pretexting scandal was set to resign Tuesday and a group of public pension funds offered a proposal

for revamping the technology giant's board of directors.
H-P (HPQ) shares rose 9 cents to trade at $35.80 as Anthony Gentilucci, the company's global security manager, was set to resign today. On Monday, an H-P spokesman said Gentilucci would "voluntarily resign" amid the fallout from the company's ongoing pretexting scandal.
On Friday, H-P said Gentilucci had been involved in the investigation into boardroom leaks, and in January gave the social security number of an H-P employee to private investigators who then used that number to obtain other personal and private information about the employee.
Gentilucci's resignation follows in the footsteps of former Chairwoman Patricia Dunn, who quit H-P last Friday. Calls to H-P about other executives leaving the company weren't immediately returned.
The House Committee on Energy and Commerce's Subcommittee on Oversight and Investigations has subpoenaed Gentilucci, H-P senior counsel Kevin Hunsacker and private investigator Ronald DeLia to appear Thursday before a hearing on the pretexting matter. Dunn, H-P Chief Executive Mark Hurd and other company officials will voluntarily testify at the hearing.
Additionally, the New York State Common Retirement Fund, the Connecticut Retirement Plans and Trust Funds, the North Carolina Retirement Systems and the American Federation of State, County and Municipal Employees Pension Funds together filed a proposal that seeks access to H-P's proxy in order to allow shareholders groups more say in who gets on the H-P board.
The proposal asks H-P to changes it bylaws to allow groups that hold 3% or more of the company's stock for at least one year to be able to post nominations for H-P board members. The four funds own a combined 30 million H-P shares worth about $676 million.

Tuesday September 26th, 2006

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal and its text since the company had the first opportunity.

Sincerely,

John Chevedden

cc:

Nick Rossi
Lynda M. Ruiz <lynda.ruiz@hp.com>

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, November 28, 2006 1:56 AM
To: CFLETTERS
Cc: Lynda M. Ruiz
Subject: Hewlett-Packard Company (HPQ) Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

November 27, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Hewlett-Packard Company (HPQ)
Shareholder Position on Company No-Action Request

Rule 14a-8 Proposal: Poison Pill

Nick Rossi

Ladies and Gentlemen:

This is in response to the company November 3, 2006 no action request.

The company rehashes last year[1]s arguments in response to the new text submitted for the 2007 proxy:
[3]3 Subject Any Future Poison Pill to Shareholder Vote
[3]RESOLVED: Shareholders request that our Board adopt a rule that our Board subject any future poison pill to shareholder vote, as a separate ballot item, as soon as possible. It is essential to this proposal that it be adopted through bylaw or charter inclusion and that a sunset on a poison pill will not substitute for a

shareholder vote.[2]

The company does not address Bristol-Myers Squibb Co. (March 9, 2006) which states:
[3]We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment.[2]

The company clearly has not claimed to have adopted any poison pill bylaw corresponding to the rule 14a-8 proposal. Thus there is a [3]substantive distinction[2] between the proposal and any poison pill policy the company may have.

Supporting statement with information that shows that this proposal is consistent with other efforts to improve the corporate governance of the company is relevant to the proposal. Other evidence of lack of accountability at the company is also relevant to this proposal because this proposal is attempting to increase company accountability.

In other words, the more things that are broken, the more important it is to fix the one item at hand now poison pill.

In PACCAR Inc. (December 27, 2004) text regarding additional defects in the company corporate governance, which was argued to be irrelevant by the company, did not receive Staff concurrence for exclusion.

[3]30 million H-P shares worth about $676 million[2] was widely reported as in the example below. For the purposes here the difference between 20 million or 30 million shares is immaterial in addressing whether there is a sizable proponent stake in the company. A change to 20 million is acceptable and preferable to keeping shareholders in the dark on whether the proponents have a sizeable stake in the company.

UPDATE: H-P Official To Quit; Pension Funds Offer Plan For Board Revamp
Tuesday September 26th, 2006 / 20h27 By Rex Crum SAN FRANCISCO (Dow Jones) -- A Hewlett-Packard Co. official tied to the company's pretexting scandal

was set to resign Tuesday and a group of public pension funds offered a proposal for revamping the technology giant's board of directors.
H-P (HPQ) shares rose 9 cents to trade at $35.80 as Anthony Gentilucci, the company's global security manager, was set to resign today. On Monday, an H-P spokesman said Gentilucci would "voluntarily resign" amid the fallout from the company's ongoing pretexting scandal.
On Friday, H-P said Gentilucci had been involved in the investigation into boardroom leaks, and in January gave the social security number of an H-P employee to private investigators who then used that number to obtain other personal and private information about the employee.
Gentilucci's resignation follows in the footsteps of former Chairwoman Patricia Dunn, who quit H-P last Friday. Calls to H-P about other executives leaving the company weren't immediately returned.
The House Committee on Energy and Commerce's Subcommittee on Oversight and Investigations has subpoenaed Gentilucci, H-P senior counsel Kevin Hunsacker and private investigator Ronald DeLia to appear Thursday before a hearing on the pretexting matter. Dunn, H-P Chief Executive Mark Hurd and other company officials will voluntarily testify at the hearing.
Additionally, the New York State Common Retirement Fund, the Connecticut Retirement Plans and Trust Funds, the North Carolina Retirement Systems and the American Federation of State, County and Municipal Employees Pension Funds together filed a proposal that seeks access to H-P's proxy in order to allow shareholders groups more say in who gets on the H-P board.
The proposal asks H-P to changes it bylaws to allow groups that hold 3% or more of the company's stock for at least one year to be able to post nominations for H-P board members. The four funds own a combined 30 million H-P shares worth about $676 million.

Tuesday September 26th, 2006

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal and its text since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Lynda M. Ruiz <lynda.ruiz@hp.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 21, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hewlett-Packard Company
Incoming letter dated November 3, 2006

The proposal requests that the board amend its charter or bylaws to require that any future poison pill be subject to shareholder vote as soon as possible.

We are unable to concur in your view that HP may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, it is our view that HP may not omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that HP may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that HP may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Gregory Belliston
Attorney-Adviser